DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02037060

NO ACT
P.E 2-1-02
1-06187

PROCESSED
MAY 3 0 2002
THOMSON
FINANCIAL

April 4, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2002

Theodore J. Kozloff
Skadden, Arps, Slate, Meagher & Flom LLP
Four Embarcadero Center
San Francisco, CA 94111-4144

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

Dear Mr. Kozloff:

This is in response to your letter dated February 1, 2002 concerning the shareholder proposals submitted to Albertson's by the New York City Teachers' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Alan G. Hevesi
Comptroller
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

CRGH

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR EMBARCADERO CENTER
SAN FRANCISCO, CALIFORNIA 94111-4144
TEL: (415) 984-6400
FAX: (415) 984-2698
http://www.skadden.com

Rule 14a-8(i)(11)

February 1, 2002

HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 29549

Re: Shareholder Proposal Submitted by New York Teachers' Retirement System (the "System") for Inclusion in Albertson's Inc.'s 2002 Proxy Materials

Ladies and Gentlemen:

On behalf of Albertson's, Inc. ("Albertson's" or the "Company"), a Delaware corporation, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we respectfully request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend any enforcement action to the Commission if Albertson's omits from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials") the shareholder proposal described below (and attached hereto as Exhibit B). We have been advised by the Company as to the factual matters set forth herein.

The Proposal

On November 26, 2001, Albertson's received for inclusion in the 2002 Proxy Materials a proposal from Gerald R. Armstrong dated November 19, 2001 (the "Armstrong Proposal")[1]. The Armstrong Proposal consisted of a paragraph stating: "That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms [sic] of previously elected Directors." That paragraph was followed by a supporting statement. On December 18, 2001, Albertson's received for inclusion in the 2002 Proxy Materials a proposal (the "System Proposal") from the System dated December 14, 2000. The System Proposal consisted of a paragraph stating: "BE IT RESOLVED, that the stockholders of the [sic] Albertson's, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires." That paragraph was followed by a supporting statement. The full texts of both of these proposals are attached hereto as Exhibits A and B.

Summary

This letter is to inform you, pursuant to Rule 14a-8(j) under the Exchange Act, that if Albertson's includes the Armstrong Proposal, then it intends to omit the System Proposal from the 2002 Proxy Materials. Albertson's believes, and we concur, that the System Proposal may be omitted pursuant to Rule 14a-8(i)(11) because it substantially duplicates the Armstrong Proposal. If Albertson's does not include the Armstrong Proposal in the 2002 Proxy Materials, then it would include the System Proposal.

---

1 In response to a letter from Albertson's, dated December 5, 2001, Mr. Armstrong amended his supporting statement. Albertson's received such amendment on December 31, 2001. The copy of the Armstrong Proposal that is attached hereto as Exhibit A includes the amended supporting statement.

Rule 14a-8(i)(11)

Rule 14a-8(i)(11) permits exclusion of a stockholder proposal "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

The Staff has previously indicated that a registrant does not have the option of selecting between duplicative proposals (Atlantic Richfield Company (January 11, 1982)), but must include in its proxy materials the first of such proposals. The Staff has taken the position that proposals may be excluded under Rule 14a-8(i)(11) where the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. (See, for example, Verizon Communications Inc. (January 31, 2001), USG Corp. (April 7, 2000) and Freeport-McMoRan Copper & Gold Inc. (February 22, 1999)). In Monsanto Company (February 7, 2000), Monsanto was permitted to exclude a proposal to declassify its board and elect all directors each year, where the company had previously received, and intended to include in its proxy materials, a board declassification proposal requesting that all of the company's directors be elected at every third annual meeting.

The System proposes to request the board of directors of Albertson's to take the necessary steps to declassify the board of directors and establish annual elections of directors. Mr. Armstrong proposes to eliminate the classification of terms of the board and require that directors stand for election annually. Although the proposals are phrased somewhat differently, the core issue in each is exactly the same - the declassification of the board of directors. Both of these proposals are precatory in nature, and both contemplate that current board members would fulfill the terms for which they have been elected.

For the reasons set forth above, Albertson's is of the view, and we concur, that the System Proposal is substantially duplicative of the Armstrong Proposal, and therefore may be omitted from the 2002 Proxy Materials in reliance on Rule 14a-8(i)(11), assuming the Armstrong Proposal is included in the 2002 Proxy Materials.

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Division of Corporation Finance that it will not recommend enforcement action to the Commission if Albertson's omits the System Proposal from the 2002 Proxy Materials so long as the Armstrong Proposal is so included. Should the Staff disagree with our conclusions regarding the omission of the System Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (415) 984-2600.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. By copy of this letter Albertson's is notifying the System of its intention to omit the System Proposal from the 2002 Proxy Materials.

Thank you for your consideration.

Very truly yours,

Theodore J. Kozloff

cc: Kaye L. O'Riordan, Vice President and Corporate Secretary, Albertson's, Inc.
Alan G. Hevesi, Comptroller of the City of New York

RESOLUTION I

That the shareholders of ALBERTSON'S, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired therms of previously elected Directors.

STATEMENT

In the last two annual meetings, a majority of shares were voted in FAVOR of this proposal although shareholders did not have confidential voting and all unmarked proxies were voted against it.

The proponent believes the election of directors is the stongest way that shareholders influence the direction of any corporation. Currently, ALBERTSON'S board is divided into three classes with each class serving staggered one year terms. Because of this structure, shareholders may only vote on one-third of the Directors each year. The proponent believes that this is not in the best interests of shareholder as it can reduce accountability and is an unnecessary take-over defense.

ALBERTSON'S is to be adopting the excellent practices of General Electric. The Director leading the changes in 2001 comes from HEINZ. Both GE and HEINZ elect all of their directors annually.

Many changes of 2001 were demanded by an institutional shareholder and were not originated by the directors. Had accountability and performance demanded by one-year terms been in place, it is likely that the Directors would have originated the changes.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three year terms with one year terms for all directors:

"We believe that it is in the best interest of ... Stockholders to eliminate the classified Board so that stockholderes elect all directors annually. The amendment ... will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategis planning should not be affected."

These actions increased shareholder voting rights by 300%--and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of continuity which should be displaced; and wants accountability and performance to be substituted as the basis for re-election to our board of directors.

If you agree, please vote "FOR" this proposal. Your shares will be automatically voted "against" if your proxy is unmarked.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

TELEPHONE: (212) 669-7444
FAX NUMBER: (212) 669-4072

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted on behalf of the New York City Teachers' Retirement system by Alan G. Hevesi, Comptroller of the City of New York.

BE IT RESOLVED, that the stockholders of the Albertson's, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

FHB:ma

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Albertson's, Inc.
Incoming letter dated February 1, 2002

The proposal requests that the board take the necessary steps to elect the entire board of directors annually.

There appears to be some basis for your view that Albertson's may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of the previously received proposal that you reference in your letter and will include in Albertson's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Albertson's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Maryse Mills-Apenteng
Attorney Advisor